  EXHIBIT 99.12

CERTIFICATE OF AUTHOR

I, John Battista, MAusIMM (CP), of Perth, Western Australia, do hereby certify that:

1	At the time of acting as QP for this project, I was employed as Principal Mining Consultant with Mining Plus UK Limited, with an office at 13-14 Orchard Street, Bristol BS1 5EH, United Kingdom.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I am a graduate of Western Australian School of Mines in Kalgoorlie, WA, Australia (Bachelor of Engineering degree in Mining Engineering in 1988). I am a member and Chartered Professional (Mining) in good standing of the Australian Institute of Mining and Metallurgy (Membership Number 105584). I have practiced my profession in mining continuously since 1989 and have worked on mining related precious and base metal projects in Oceania, North America, South America, Africa, Europe, and Asia.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Skouries Property from 15 – 16 September 2021 for 2 days.

5	I am responsible for parts of Sections 1, 15, 16, 25, and 26 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed”

John Battista

_________________________

John Battista, MAusIMM (CP)

(formerly) Principal Mining Consultant

Mining Plus